                                   Form 11-K



                    Annual Report Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934
                  For the Plan Period Ended December 31, 1999


                         Commission File Number 1-5358



                             SUNDSTRAND COPRORATION
                     ROCKFORD FACTORY EMPLOYEE SAVINGS PLAN



                        UNITED TECHNOLOGIES CORPORATION
                              One Financial Plaza
                          Hartford, Connecticut 06101

                    FINANCIAL STATEMENTS OF THE SUNDSTRAND
              CORPORATION ROCKFORD FACTORY EMPLOYEE SAVINGS PLAN

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the Sundstrand Corporation
  Rockford Factory Employee Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Sundstrand Corporation Rockford Factory Employee Savings Plan (the "Plan") at December 31, 1999, and the changes in net assets available for benefits for the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the statement of net assets available for benefits at December 31,1998. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion is based solely on the report of the other auditors. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Hartford, CT
June 28, 2000

                        Report of Independent Auditors


Participants and Administrator of the
  Sundstrand Corporation
  Rockford Factory Employee Savings Plan


We have audited the accompanying statement of net assets available for benefits of the Sundstrand Corporation Rockford Factory Employee Savings Plan as of December 31, 1998. The statement of net assets available for benefits is the responsibility of the Plan's management. Our responsibility is to express an opinion on the statement of net assets available for benefits based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Untied States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998, in conformity with accounting principles generally accepted in the United States.




/s/  Ernst & Young LLP
Ernst & Young LLP
May 28, 1999
Chicago, Illinois

                  Sundstrand Corporation Rockford Factory
                         Employee Savings Plan
              Statements of Net Assets Available for Benefits


(Thousands of Dollars)


                                          December 31,   December 31,
                                              1999           1998
Assets:
 Investments (Note 3)                       $41,333        $33,800
 Loans to participants                        2,461          2,352

Net Assets Available for Benefits           $43,794        $36,152



The accompanying notes are an integral part of these financial statements.

                   Sundstrand Corporation Rockford Factory
                           Employee Savings Plan
          Statement of Changes in Net Assets Available for Benefits


(Thousands of Dollars)
                                                        Year Ended
                                                        December 31,
                                                            1999
Additions to net assets attributed to:
Investment income:
 Net appreciation in fair value of investments            $ 5,704
 Interest                                                     194
 Dividends                                                  1,783

Contributions:
 Participants'                                              4,304
     Total additions                                       11,985

Deductions from net assets attributed to:
 Distributions to participants                             (4,332)
 Administrative expenses                                      (11)
     Total deductions                                      (4,343)

Net increase                                                7,642

Net Assets Available for Benefits, December 31, 1998       36,152

Net Assets Available for Benefits, December 31, 1999      $43,794

The accompanying notes are an integral part of these financial statements.

                  Sundstrand Corporation Rockford Factory
                           Employee Savings Plan
                       Notes to Financial Statements


1. Description of the Plan

   General
   The Sundstrand  Corporation  Rockford  Factory  Employee  Savings  Plan  (the
   "Plan") is a defined contribution plan covering all regular, hourly employees in the collective bargaining unit represented by the U.A.W. and its Local Union No. 592 at the Rockford, Illinois plant of the Sundstrand Corporation. The following is a brief description of the Plan. For more complete information, participants should refer to the Plan document.

   On June 10, 1999, United Technologies Corporation ("UTC") acquired Sundstrand Corporation and merged it with its Hamilton Standard division to form a wholly owned subsidiary, Hamilton Sundstrand Corporation. This Plan will continue to operate unless affected by any future collective bargaining agreements.

   Contributions and Vesting
   Participants may elect to contribute, through payroll deductions, up to 20 percent of their eligible compensation, as defined by the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offered 26 investment options to the participants during the year ended December 31,1999:
   Sundstrand Stock Fund (replaced by a UTC Stock Fund); seven Growth Funds; five Growth and Income Funds; three Balanced Funds; four Life Strategy Funds; four Fixed Income Funds; and two Money Market Funds. Plan participants also had the option of electing life insurance coverage through the Life Insurance Fund. Under this option, participant contributions were used to purchase life insurance coverage for the participant and/or his or her beneficiaries. Effective July 1, 1996, new policies or increased coverage through the Life Insurance Fund were no longer available. Existing policies were unchanged and premium deductions for those policies will continue. Transamerica Assurance Company is the carrier of life insurance coverage. Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan.

   Participant Accounts
   Interest, dividends, and realized and unrealized gains and losses on investments of the funds are allocated directly to each participant's account by Vanguard Fiduciary Trust Company ("Vanguard").

   Trustee and Recordkeeper
   All of the Plan's assets are held by Vanguard, the Plan trustee, who also has participant account recordkeeping responsibilities.

   Participant Loans
   Participants may elect to borrow from their balance in any of the funds except the Life Insurance Fund a minimum of $500 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. Participants borrowing from their accounts for the purpose of purchasing a principal residence may select a repayment term of up to 15 years, with all other loans having a repayment term of not more than five years. Loans are repaid with interest, through equal payroll deductions over the loan term. The interest rate is equal to the prime rate, published in The Wall Street Journal on the last business day of each month. Loan payments are allocated between the individual funds based on the respective contribution percentage at the time of repayment.

   Payment of Benefits
   Generally,  on  termination   of  service  due   to  death,  disability,   or
   retirement, benefits are paid in a lump sum to a terminating participant.

   Other
   The Sundstrand Stock Fund was liquidated upon the merger of Sundstrand Corporation and UTC. Each share of Sundstrand common stock in the Sundstrand Stock Fund was converted into a cash portion plus a UTC stock portion in accordance with the merger agreement dated February 21, 1999. The cash portion was $35.00 per share and was deposited in the Vanguard Treasury Money Market Fund. The portion converted to UTC stock was deposited in the UTC Stock Fund. Currently, no further contributions can be made to this fund.


2. Summary of Accounting Principles

   Basis of Accounting
   The financial statements of the Plan are prepared under the accrual method of accounting, except for benefits, which are recorded when paid.

   Investment Valuation and Income Recognition
   The Plan's investments are stated at fair value as determined by the Plan Trustee, typically by reference to published market data. The UTC Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus the cash position that has not been invested in UTC stock). Participant loans are valued at cost, which approximates fair value.

   Purchases and  sales  of investments  are  recorded on  a  trade-date  basis.
   Interest income is accrued when earned.   Dividend income is recorded on  the
   ex-dividend date.

   Plan Expenses
   Terminated and retired participants  pay an annual  administration fee.   All
   other administrative expenses, such as Trustee and recordkeeping fees, were paid directly by the employer in 1999.

   Use of Estimates
   The preparation of financial statements in conformity with generally accepted accounting principles requires UTC management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

3. Investments

   The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                         December 31,
                                                       1999         1998
     (thousands of dollars, except unit amounts)

     Vanguard 500 Index Fund,
       56,688 and 47,635 units, respectively          $7,671       $5,428

     Vanguard Growth Index Fund,
       68,085 and 24,148 units, respectively           2,684          764

     Vanguard Treasury Money Market Fund,
       8,810,071 and 4,946,158 units, respectively     8,810         4,946

     Vanguard U.S. Growth Fund,
       130,966 and 110,210 units, respectively         5,700         4,131

     Vanguard Windsor II Fund,
       132,546 and 124,387 units, respectively         3,309         3,712

     United Technologies Stock Fund,
       86,272 units                                    3,682             -

     Sundstrand Stock Fund,
       292,901 units                                       -         8,939

   During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by approximately $5,704,000. Mutual Fund investments appreciated by $2,379,000 and the UTC Stock Fund appreciated by $3,325,000, including realized gain of $2,371,000 from the conversion of the Sundstrand Stock Fund to the UTC Stock Fund.


4. Related-Party Transactions

   Certain Plan investment options are managed by Vanguard Fiduciary Trust Company. Vanguard is the Plan's trustee and recordkeeper, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

5. Plan Termination

   Although it has not expressed any intent to do so, UTC, subject to a collective bargaining agreement, has the right under the Plan to terminate the Plan subject to the provisions of the Employee Retirement Income
   Security Act of 1974 (ERISA). In the event of Plan termination, participants will become fully vested in their account balances.


6. Tax Status

   The Internal Revenue Service has determined on March 8, 1996, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administration and legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                            Supplemental Schedule


                  Sundstrand Corporation Rockford Factory
                            Employee Savings Plan
                    Assets Held for Investment Purposes
                              December 31, 1999

                                                    (c)
                                         Description of investment,
                   (b)                    including maturity date,
            Identity of issue,                rate of interest,              (d)
            borrower lessor or               collateral, par or            Current
(a)           similar party                    maturity value               Value

*    Vanguard Group of Investments       Treasury Money Market Fund      $8,810,071
*    Vanguard Group of Investments       S&P 500 Index Fund               7,671,609
*    Vanguard Group of Investments       U.S. Growth Fund                 5,700,942
*    Vanguard Group of Investments       United Technologies Stock
                                           Fund                           3,682,081
*    Vanguard Group of Investments       Windsor II Fund                  3,309,673
*    Vanguard Group of Investments       Growth Index Fund                2,684,597
*    Vanguard Group of Investments       Prime Money Market Fund          1,315,358
*    Vanguard Group of Investments       International Growth Fund        1,230,912
*    Vanguard Group of Investments       Life Strategy Moderate
                                           Growth Fund                      965,011
*    Vanguard Group of Investments       Life Strategy Growth Fund          746,770
*    Vanguard Group of Investments       Extended Market Index Fund         644,812
*    Vanguard Group of Investments       Growth and Income Fund             610,177
*    Vanguard Group of Investments       STAR Fund                          560,391
*    Vanguard Group of Investments       Wellesley Income Fund              496,868
*    Vanguard Group of Investments       Explorer Fund                      466,399
*    Vanguard Group of Investments       Pacific Stock Index Fund           455,263
*    Vanguard Group of Investments       Long-Term Treasury Fund            402,397
*    Vanguard Group of Investments       Total Stock Market Index
                                           Fund                             331,342
*    Vanguard Group of Investments       Emerging Markets Index
                                            Fund                            311,199
*    Vanguard Group of Investments       Balanced Index Fund                268,586
*    Vanguard Group of Investments       Life Strategy Conservative
                                           Growth Fund                      268,308
*    Vanguard Group of Investments       Total Bond Market Index
                                           Fund                             191,258
*    Vanguard Group of Investments       Short-Term Treasury Fund           103,813
*    Vanguard Group of Investments       European Stock Index Fund           79,362
*    Vanguard Group of Investments       Life Strategy Income Fund           13,796
*    Vanguard Group of Investments       Intermediate-Term
                                           Corporate Fund                    12,152
     Plan Participants                   Participant Loans Receivable     2,460,779

*  Indicates an identified person known to be a party-in-interest to the Plan


                                     SIGNATURES

   The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                          SUNDSTRAND CORPORATION ROCKFORD
                          FACTORY EMPLOYEE SAVINGS PLAN



Dated:  June 28, 2000     By: /s/ Michael C. Sankner
                          Michael C. Sankner
                          Manager, Actuarial Administrator
                          United Technologies Corporation